March 18, 2020

Randy May
Chief Executive Officer
Ecoark Holdings, Inc.
5899 Preston Road #505
Frisco, TX 75034,

       Re: Ecoark Holdings, Inc.
           Amendment 2 to Registration Statement on Form S-1
           Filed March 13, 2020
           File No. 333-235456

Dear Mr. May:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 3 to Registration Statement on Form S-1 filed March 13, 2020

Executive Officers and Management , page 35

1. On page 35, please change the sentence, "Mr. Hoagland has served as the Managing
       Member of Trend Discovery Capital Management, an investment fund, since 2011" to
       "Mr. Hoagland has served as the Managing Member of Trend Discovery
Capital
       Management, a registered investment adviser, since 2011".
Notes to Financial Statements, page F-4

2.     On page F-8, first paragraph, after "Trend Discovery Holdings, Inc.
("Trend
       Discovery")," please strike "a fund management company" and replace it with "a company that owns a registered investment adviser and a fund administration services company."
 Randy May
Ecoark Holdings, Inc.
March 18, 2020
Page 2
3. In Note 19 ("Subsequent Events"), second paragraph, after "Trend Discovery Holdings,
      Inc.," please strike "a fund management company" and replace it with "a company that owns a registered investment adviser and a fund administration services company."
        You may contact Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch
Chief, at 202-551-3397 with any other questions.



                                                        Sincerely,
FirstName LastNameRandy May
                                                        Division of Corporation
Finance
Comapany NameEcoark Holdings, Inc.
                                                        Office of Manufacturing
March 18, 2020 Page 2
cc:       Peter DiChiara, Esq.
FirstName LastName